

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Marc Balkin
Chief Executive Officer
Newcourt Acquisition Corp
2201 Broadway
Suite 705
Oakland , CA

> **Re: Newcourt Acquisition Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 001-40929**

Dear Marc Balkin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Ex-31.1 and 31.2
302 Certifications, page 1

1. Please amend your 10-K to provide revised 302 certifications that properly include item 4(b). In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

Item 9A. Controls and Procedures
Management's Report on Internal Controls over Financial Reporting, page 34

2. You did not provide management's assessment regarding internal control over financial reporting despite a statement at page 25 that you are required to evaluate your internal control procedures for the fiscal year ending December 31, 2022 as required by the Sarbanes-Oxley Act. Please amend your 10-K to include a management's assessment regarding internal control over financial reporting as required. Refer to Item 308 of Regulation S-K.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounting for Warrants, page F-12

3. You appear to have reported the public and private place warrants as derivative warrant liabilities on the balance sheets; however, you also state here that "The Company concluded that the Public Warrants and Private Placement Warrants issued pursuant to the warrant agreement *qualify for equity accounting treatment*." Please revise to reconcile the apparent inconsistency.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences